                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                              SCHEDULE 13D (Amendment)

                     Under the Securities Exchange Act of 1934


                                BORDEN CHEMICALS AND
                                --------------------
                            PLASTICS LIMITED PARTNERSHIP
                            ----------------------------
                                  (Name of Issuer)


                                    Common Unit
                                    -----------
                           (Title of Class of Securities)


                                    099541 20 3
                                    -----------
                                   (CUSIP Number)


                              Albert A. Woodward, Esq.
                                 Maun & Simon, PLC
                          2000 Midwest Plaza Building West
                                 801 Nicollet Mall
                           Minneapolis, Minnesota  55402
                                   (612) 904-7400
                                   --------------
                        (Name, Address and Telephone Number
                          of Person Authorized to Receive
                            Notices and Communications)


                                  November 9, 1999
                                  ----------------
                        (Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Cover page continued on next 9 pages)

                                     SCHEDULE 13D

                                CUSIP NO. 099541 20 3


--------------------------------------------------------------------------------
 (1) Names of reporting persons............
 I.R.S. Identification Nos. of above         MARC H. KOZBERG
 persons (entities only)...................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member   (a)  X
 of a group (see instructions)              ------------------------------------
                                             (b)
--------------------------------------------------------------------------------
 (3) SEC use only..........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)      PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization..  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by
 each reporting person with:

   (7) Sole voting power...................  73,000

   (8) Shared voting power.................  278,000

   (9) Sole dispositive power..............  73,000

   (10) Shared dispositive power...........  278,000
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned
 by each reporting person.                   351,000
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by
 amount in Row (11)........................  1.0%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions) . . . . . . . . .             IN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

                               CUSIP NO. 099541 20 3

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  BRUCE E. HENDRY
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)     X
 of a group (see instructions)               -----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

   (7) Sole voting power....................  1,581,300

   (8) Shared voting power..................  -0-

   (9) Sole dispositive power...............  1,581,300

   (10) Shared dispositive power............  -0-
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                       1,581,300
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  4.3%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

                               CUSIP NO. 099541 20 3

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  DR. DEMETRE NICOLOFF
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)     X
 of a group (see instructions)               -----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

   (7) Sole voting power....................  200,900

   (8) Shared voting power..................  278,000

   (9) Sole dispositive power...............  200,900

   (10) Shared dispositive power............  278,000
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by  478,900
 each reporting person.
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  1.3%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

                               CUSIP NO. 099541 20 3

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  G. JAMES SPINNER
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)     X
 of a group (see instructions)               -----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

   (7) Sole voting power....................    50,000

   (8) Shared voting power..................   278,000

   (9) Sole dispositive power...............    50,000

   (10) Shared dispositive power............   278,000
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                        328,000
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  0.9%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

                               CUSIP NO. 099541 20 3

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  ROBERT H. PAYMAR
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)     X
 of a group (see instructions)               -----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

   (7) Sole voting power....................  100,000

   (8) Shared voting power..................  278,000

   (9) Sole dispositive power...............  100,000

   (10) Shared dispositive power............  278,000
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                       378,000
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  1.0%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

                               CUSIP NO. 099541 20 3

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  STANLEY I. BARENBAUM
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)     X
 of a group (see instructions)               -----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

   (7) Sole voting power...................   30,000

   (8) Shared voting power.................   278,000

   (9) Sole dispositive power..............   30,000

   (10) Shared dispositive power...........   278,000
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                       308,000
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  0.8%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

                               CUSIP NO. 099541 20 3

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  JAMES A. POTTER
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)     X
 of a group (see instructions)               -----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

   (7) Sole voting power...................   66,000
--------------------------------------------------------------------------------
   (8) Shared voting power.................   278,000
--------------------------------------------------------------------------------
   (9) Sole dispositive power..............   66,000
--------------------------------------------------------------------------------
   (10) Shared dispositive power...........   278,000
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by  344,000
 each reporting person.
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  0.9%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

                               CUSIP NO. 099541 20 3

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............  SUMMIT CAPITAL APPRECIATION FUND
 I.R.S. Identification Nos. of above persons  LP
 (entities only)............................  41-1822728
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)     X
 of a group (see instructions)               -----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       WC
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  Minnesota
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

   (7) Sole voting power....................  278,000

   (8) Shared voting power..................  -0-

   (9) Sole dispositive power...............  278,000

   (10) Shared dispositive power............  -0-
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by  278,000
 each reporting person.
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  0.8%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  PN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

                               CUSIP NO. 099541 20 3

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............  SCA MANAGEMENT PARTNERS, L.L.P.
 I.R.S. Identification Nos. of above persons
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)     X
 of a group (see instructions)               -----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       WC
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  Minnesota
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

   (7) Sole voting power...................   278,000
--------------------------------------------------------------------------------
   (8) Shared voting power.................   -0-
--------------------------------------------------------------------------------
   (9) Sole dispositive power..............   278,000
--------------------------------------------------------------------------------
   (10) Shared dispositive power...........   -0-
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by  278,000
 each reporting person.
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  0.8%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  PN
--------------------------------------------------------------------------------

INTRODUCTION

     The members of this Section 13(d) filing group (the "Holders") originally filed a Schedule 13D relating to Borden Chemicals and Plastics Limited Partnership (the "Issuer") on October 28, 1998. The original filing was amended on November 27, 1998, December 28, 1998, May 10, 1999, July 30, 1999 and
August 13, 1999.  This filing is the sixth amendment to the original
Schedule 13D filing.

     Cover pages are included only to the extent that a Holder has engaged in transactions in the voting Common Units of the Issuer since the filing of the most recent Schedule 13D amendment. The Holders' responses to Items 1-3, and 6 remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

     All other information regarding the Holders in Item 2 of the most recent filing remains accurate.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Units of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Holders' response to Item 4 is unchanged. Since the Holders' last Amendment filed on Schedule 13D, the Holders have requested a list of the Issuer's Unit holders from BCP Management, Inc., the general partner of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Information with respect to the aggregate number, and percentage, of all outstanding Common Units beneficially owned as of November 22, 1999 by each of the Holders is set forth below:

                                                              Percentage of
     Name                          Number of Common Units   Outstanding Units
     ----                          ----------------------   -----------------
     Marc H. Kozberg                    351,000   *                 1.0%
     Bruce E. Hendry                  1,581,300                     4.3%
     Dr. Demetre Nicoloff               478,900   *                 1.3%
     G. James Spinner                   328,000   *                 0.9%
     Robert H. Paymar                   378,000   *                 1.0%
     Stanley I. Barenbaum               308,000   *                 0.8%
     James A. Potter                    344,000   *@                0.9%
     Summit Capital Appreciation
        Fund LP                         278,000                     0.8%
     SCA Management Partners, L.L.P.    278,000   *                 0.8%
     Curtis L. Carlson Foundation        71,300                     0.2%
     NAFCO Insurance Company
        Ltd. of Bermuda                  71,400                     0.2%
     Revocable Trust of Glen D. Nelson   50,000                     0.1%
     Curtis L. Carlson Octagon Trust     42,300                     0.1%
     Scott C. Gage                       15,000                   < 0.1%
     Richard C. Gage                     10,000                   < 0.1%
     Revocable Trust of Diana Nelson      5,000                   < 0.1%
     Geoffrey C. Gage                     5,000                   < 0.1%
     Wendy M. Nelson                     10,000                   < 0.1%
     Jennifer L. Nelson Trust             7,500                   < 0.1%
     Juliet A. Nelson Trust               7,500                   < 0.1%
     Revocable Trust of Edwin C. Gage    12,500                   < 0.1%
     Revocable Trust of Barbara C. Gage  12,500                   < 0.1%
     BCU Investments, L.L.C.            972,400                     2.6%
     Nasser J. Kazeminy                 972,400   #                 2.6%


* Includes 278,000 Common Units owned by Summit Capital Appreciation Fund LP.
# Includes 972,400 Common Units owned by BCU Investments, L.L.C.
@ Includes 5,000 Common Units owned as joint tenant with spouse and 5,000 Common Units controlled in custodial accounts of minor children.

     On November 12, 1999, the Issuer had 36,750,000 Common Units outstanding. The Holders, as of November 22, 1999, collectively owned 3,671,600 Units of the Issuer's Common Units, constituting approximately 9.99% of all of the outstanding voting Common Units.

     Transactions by the Holders in Common Units of the Issuer since the most recent filing of a Schedule 13D Amendment are as follows:

                                       TYPE OF   NUMBER OF       PRICE/
    NAME                    DATE     TRANSACTION   UNITS          UNIT
    ----                    ----     -----------   -----          ----
Summit Capital*          07/28/99       Buy       20,000         5.5938
Demetre Nicoloff         07/28/99       Buy       15,200         5.6036
Marc H. Kozberg          07/29/99       Buy       10,000         5.5625
Marc H. Kozberg          08/10/99       Buy        5,000         5.3750
Demetre Nicoloff         08/24/99       Buy        7,000         4.9375
Summit Capital*          08/24/99       Buy       25,000         4.9375
Demetre Nicoloff         08/26/99       Buy        3,000         5.0000
Summit Capital*          08/31/99       Buy        2,000         4.9375
Summit Capital*          09/03/99       Buy        6,000         4.9531
Marc H. Kozberg          09/03/99       Buy        2,000         4.9531
Marc H. Kozberg          09/07/99       Buy        6,000         4.6719
James A. Potter          09/15/99       Buy        6,000         5.0625
Demetre Nicoloff         09/17/99       Buy       12,000         4.6167
Demetre Nicoloff         09/21/99       Buy        1,000         4.3750
Demetre Nicoloff         09/24/99       Buy       10,000         4.0563
Demetre Nicoloff         09/27/99       Buy        5,000         4.0950
Demetre Nicoloff         09/27/99       Buy        3,000         4.0854
Demetre Nicoloff         10/08/99       Buy        2,000         3.7500
Bruce E. Hendry          11/03/99       Buy       45,400         3.5958
Bruce E. Hendry          11/05/99       Buy       56,000         5.1213
Bruce E. Hendry          11/05/99       Buy       13,100         5.1250
Bruce E. Hendry          11/05/99       Buy        6,900         4.9375
Bruce E. Hendry          11/08/99       Buy       66,100         4.9994
Bruce E. Hendry          11/09/99       Buy       20,400         5.0628
Bruce E. Hendry          11/10/99       Buy       32,300         4.9917
Bruce E. Hendry          11/11/99       Buy       20,400         4.9835
Bruce E. Hendry          11/12/99       Buy       43,100         4.8959
Bruce E. Hendry          11/15/99       Buy       19,400         4.9365
Bruce E. Hendry          11/16/99       Buy       35,000         4.7946
Bruce E. Hendry          11/17/99       Buy        5,800         4.9817
Bruce E. Hendry          11/18/99       Buy       26,100         4.9521

TOTAL (SELL)                (-0-)
TOTAL (BUY)               530,200
                          -------
TOTAL (NET)               530,200


*    Summit Capital Appreciation Fund, LP

     Robert A. Paymar has engaged in transactions in options of the Issuer. Since the date of the last Schedule 13D Amendment, Mr. Paymar bought options to purchase 22,600 Units at $10.00 which expired on November 20, 1999. All of Mr. Paymar's November options were purchased either to close open positions or expired unexercised. The February options were purchased to close open positions in February options, transactions in which were previously reported. As of November 22, 1999, Mr. Paymar has no currently exercisable options to purchase Units of the Issuer and all open positions have been closed. Mr. Paymar engaged in the following transactions since the most recent Schedule 13D Amendment:


OPTION                DATE         ACTION    AMOUNT    PRICE
BCU Nov 10 Call     07/28/99       Buy       7,600     $0.1875
BCU Nov 10 Call     08/09/99       Buy       2,000     $0.1875
BCU Nov 10 Call     08/10/99       Buy       3,000     $0.1875
BCU Feb 10 Call     08/24/99       Buy       1,300     $0.1875
BCU Nov 10 Call     08/25/99       Buy       5,000     $0.1250
BCU Nov 10 Call     09/15/99       Buy       5,000     $0.1250


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -- Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

                                     SIGNATURES

          After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  November 24, 1999


    /s/ BRUCE E. HENDRY                    CURTIS L. CARLSON FOUNDATION
-----------------------------------
Bruce E. Hendry                            By:     /s/ DONNA SNYDER
                                              -------------------------------
    /s/ MARC H. KOZBERG                         Donna Snyder, Secretary
-----------------------------------
      Marc H. Kozberg
                                           NAFCO INSURANCE COMPANY LTD.
   /s/ DR. DEMETRE NICOLOFF                  OF BERMUDA
-----------------------------------
Dr. Demetre Nicoloff
                                           By:      /s/ MARY STOTTS
    /s/ G. JAMES SPINNER                        -------------------------------
-----------------------------------             Mary Stotts, Authorized Agent
      G. James Spinner

    /s/ ROBERT H. PAYMAR
-----------------------------------        REVOCABLE TRUST OF GLEN D. NELSON
     Robert H. Paymar

  /s/ STANLEY I. BARENBAUM                 By:     /s/ GLEN D. NELSON
-----------------------------------            -------------------------------
     Stanley I. Barenbaum                          Glen D. Nelson, Trustee

    /s/ JAMES A. POTTER
-----------------------------------
        James A. Potter                    CURTIS L. CARLSON OCTAGON TRUST


SUMMIT CAPITAL APPRECIATION FUND LP        By:    /s/ JOHN FLOTTMEIER
                                               -------------------------------
                                                John Flottmeier, Trust Manager

By:  SCA Management Partners L.L.P.               /s/ SCOTT C. GAGE
                                           ----------------------------------
     By:  /s/ MARC H. KOZBERG                         Scott C. Gage
        ---------------------------
          Marc H. Kozberg, a partner             /s/ RICHARD C. GAGE
                                           ----------------------------------
SCA MANAGEMENT PARTNERS L.L.P.                      Richard C. Gage

By:     /s/ MARC H. KOZBERG
   -----------------------------
     Marc H. Kozberg, a partner            REVOCABLE TRUST OF DIANA NELSON

                                           By:   /s/ DIANA NELSON
                                              -------------------------------
                                                Diana Nelson, Trustee

     /s/ GEOFFREY C. GAGE
-----------------------------------
       Geoffrey C. Gage

     /s/ WENDY M. NELSON
-----------------------------------
Wendy M. Nelson


JENNIFER L. NELSON TRUST

By:    /s/ CURTIS C. NELSON
   --------------------------------
     Curtis C. Nelson, Trustee


JULIET A. NELSON TRUST

By:    /s/ CURTIS C. NELSON
   --------------------------------
     Curtis C. Nelson, Trustee


REVOCABLE TRUST OF EDWIN C. GAGE TRUST

By:    /s/ JOHN FLOTTMEIER
   --------------------------------
     John Flottmeier, Trust Manager


REVOCABLE TRUST OF BARBARA C. GAGE

By:     /s/ JOHN FLOTTMEIER
   --------------------------------
     John Flottmeier, Trust Manager


BCU INVESTMENTS, L.L.C.

By:   /s/ NASSER J. KAZEMINY
   --------------------------------
     Nasser J. Kazeminy, Chairman

     /s/ NASSER J. KAZEMINY
-----------------------------------
Nasser J. Kazeminy

                                     EXHIBIT A

                            AGREEMENT AS TO JOINT FILING


     Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Borden Chemicals and Plastics Limited Partnership is being filed on behalf of each of the undersigned.


    /s/ BRUCE E. HENDRY                    CURTIS L. CARLSON FOUNDATION
-----------------------------------
       Bruce E. Hendry                     By:      /s/ DONNA SNYDER
                                              -------------------------------
    /s/ MARC H. KOZBERG                       Donna Snyder, Secretary
-----------------------------------
      Marc H. Kozberg
                                           NAFCO INSURANCE COMPANY LTD.
  /s/ DR. DEMETRE NICOLOFF                   OF BERMUDA
-----------------------------------
      Dr. Demetre Nicoloff
                                           By:      /s/ MARY STOTTS
    /s/  G. JAMES SPINNER                      -------------------------------
-----------------------------------            Mary Stotts, Authorized Agent
       G. James Spinner

     /s/ ROBERT H. PAYMAR                  REVOCABLE TRUST OF GLEN D. NELSON
-----------------------------------
        Robert H. Paymar

     /s/ STANLEY I. BARENBAUM             By:    /s/ GLEN D. NELSON
-----------------------------------           -------------------------------
      Stanley I. Barenbaum                    Glen D. Nelson, Trustee

     /s/ JAMES A. POTTER
-----------------------------------
James A. Potter                            CURTIS L. CARLSON OCTAGON
                                            TRUST

SUMMIT CAPITAL APPRECIATION FUND LP      By:     /s/ JOHN FLOTTMEIER
                                             ---------------------------------
                                              John Flottmeier, Trust Manager

By:  SCA Management Partners L.L.P.             /s/ SCOTT C. GAGE
                                           ----------------------------------
     By:  /s/ MARC H. KOZBERG                       Scott C. Gage
        ---------------------------
          Marc H. Kozberg, a partner            /s/ RICHARD C. GAGE
                                           ----------------------------------
SCA MANAGEMENT PARTNERS L.L.P.                     Richard C. Gage

By:     /s/ MARC H. KOZBERG
   -----------------------------
     Marc H. Kozberg, a partner

REVOCABLE TRUST OF DIANA
NELSON

By:       /s/ DIANA NELSON
   -------------------------------
       Diana Nelson, Trustee

    /s/ GEOFFREY C. GAGE
-----------------------------------
        Geoffrey C. Gage

    /s/ WENDY M. NELSON
-----------------------------------
        Wendy M. Nelson


JENNIFER L. NELSON TRUST

By:    /s/ CURTIS C. NELSON
   --------------------------------
     Curtis C. Nelson, Trustee


JULIET A. NELSON TRUST

By:   /s/ CURTIS C. NELSON
   --------------------------------
     Curtis C. Nelson, Trustee


REVOCABLE TRUST OF EDWIN C.
 GAGE TRUST

By:     /s/ JOHN FLOTTMEIER
   --------------------------------
     John Flottmeier, Trust Manager


REVOCABLE TRUST OF BARBARA C.  GAGE

By:     /s/ JOHN FLOTTMEIER
   --------------------------------
     John Flottmeier, Trust Manager


BCU INVESTMENTS, L.L.C.

By:    /s/ NASSER J. KAZEMINY
   --------------------------------
     Nasser J. Kazeminy, Chairman

   /s/ NASSER J. KAZEMINY
-----------------------------------
      Nasser J. Kazeminy